UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant’s name into English)

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

LumiraDx Limited (the “Company”) hereby furnishes the following documents: (i) a notice and proxy statement with respect to the Company’s annual general meeting of shareholders (the “Annual Meeting”) which will be held virtually at www.virtualshareholdermeeting.com/LMDX2022, on Thursday, December 15, 2022, at 7:00 a.m. Eastern time; and (ii) a proxy card for use in connection with the Annual Meeting.

The notice and proxy statement are furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the proxy card is furnished with this Form 6-K as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and Proxy Statement

99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED

Date: November 15, 2022
	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Chief Executive Officer